FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                           For the month of July 2004

                            ------------------------


                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)


                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)

                            ------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On July 13, 2004, G. Willi-Food International Ltd. (the "Registrant") distributed to its shareholders its proxy statement for the annual general meeting of shareholders to be held on August 4, 2004.






EXHIBITS

     The following document is furnished herewith as an exhibit to this Form 6-K: A copy of the Registrant's proxy statement for the annual general meeting of shareholders to be held on August 4, 2004. The information in the accompanying exhibit shall not be deemed to be "filed" for the purposes of
Section 18 of the Securities Exchange Act of 1934, as amended.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  July 21, 2004

                                          By: /s/ Joseph Williger
                                          -----------------------
                                          Joseph Williger
                                          Chief Executive Officer

                        G. WILLI-FOOD INTERNATIONAL LTD.

                     3 NAHAL SNIR STREET, YAVNE 81224 ISRAEL

                        TEL: 08-9322233; FAX: 08-9322299

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON AUGUST 4, 2004

NOTICE IS HEREBY GIVEN that on Wednesday August 4, 2004, at 2:00 p.m. Israeli time, the Annual General Meeting of Shareholders (the "Meeting") of G. Willi-Food International Ltd. (the "Company") will be held at the offices of the Company, 3 Nahal Snir Street, Yavne 81224 Israel.

THE MATTERS ON THE AGENDA OF THE MEETING AND THE SUMMARY OF THE PROPOSED RESOLUTIONS ARE AS FOLLOWS:

1. To elect Messrs. Joseph Williger, Zvi Williger and Rachel Bar-Ilan, as Directors of the Company, each to hold office subject to the Company's Articles of Association and the Israeli Companies Law;

2. To approve compensation to non-executive directors (other than External Directors) for the two fiscal years ending December 31, 2004 and December 31, 2005;

3. To re-appoint Deloitte Touche - Brightman, Almagor & Co. CPA (ISR) as the Company's Independent Auditors for the year 2004 to serve until the next annual general meeting of the Company's shareholders, and to authorize the Audit Committee of the Board of Directors to determine their remuneration;

4. To receive and consider the Financial Statements of the Company for the fiscal year ended December 31, 2003 together with the report of the auditors thereon and the report of the Board of Directors for such year;

5.   To nominate Mr. David Weiss as an External Director of the Company; and

6. To transact such other business as may properly come before the Meeting or any adjournment thereof.

     A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder's behalf. In order to do so such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting.

     In addition, whether or not a shareholder plans to attend, a shareholder can insure his vote is represented at the Meeting by promptly completing, signing, dating and returning his proxy (in the form attached) in the enclosed envelope to the offices of the Company or the offices of the Company's transfer agent no later than 48 hours prior to the Meeting.

     The presence of two or more shareholders in person or by proxy representing not less then 40% of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum for the transaction of business at the Meeting. Under the Company's Articles of Association, if a quorum is not present within one-half hour of the commencement time of the Meeting, the Meeting will be adjourned automatically for one week at the same time and place, or any time and place as the directors may designate and state in a notice to the shareholders. If, within one-half hour after the adjourned Meeting is reconvened, a quorum of two or more shareholders representing at least 40% of the outstanding Ordinary Shares entitled to vote is not present, then the presence of only two shareholders (irrespective of the number of Ordinary Shares they own) will be sufficient to constitute a quorum for all matters to be considered at the Meeting.

     The Board of Directors has fixed the close of business on July 7, 2004 as the record date for determination of shareholders entitled to notice of, to attend and to vote at, the Meeting. Only shareholders of record at the close of business on July 7, 2004 (the "Record Date") are entitled to notice of, to attend and to vote at the Meeting. At the close of business on the Record Date, 4,307,500 Ordinary Shares were outstanding and eligible for voting at the Meeting. Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

     The adoption of resolutions 1 to 4 as described hereinabove is subject to a simple majority of the Company's shareholders attending and voting at the Meeting.

     The adoption of resolution 5 (the election of an External Director) requires a simple majority of the Company's shareholders attending and voting at the General Meeting of the Company's shareholders, which majority is to include at least one-third of the votes of shareholders who are not considered to be Controlling Shareholders and who vote thereon. A "Controlling Shareholder" is defined in the Companies Law as a shareholder with the ability to control the actions of a company, other than by virtue of his authority as a director and/or office holder of the company. A shareholder holding 50% or more of the shares of a company is presumed to be a "Controlling Shareholder" of such company. Alternatively, the votes against the election of such External Director shall not be more than 1% of the total voting rights of the Company.

     The accompanying Proxy Statement contains additional information with respect to the matters on the agenda and certain related matters.

     You are cordially invited to attend the Meeting. Whether or not you intend to attend the Meeting, you are urged to promptly complete, date and execute the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

     Copies of the Company's audited financial statements for the fiscal year ended December 31, 2003 together with the report of the auditors thereon and the complete copy of the proposed resolutions shall be available for public inspection each day from July 24, 2004 until July 31, 2004, between the hours 9:00 a.m. - 5:00 p.m. at the Company's offices in 3 Nahal Snir Street, Yavne 81224 Israel.

By order of the Board of Directors



/s/ Joseph Williger
-------------------
Joseph Williger
CHIEF EXECUTIVE OFFICER

Dated: Yavne, Israel
        July 7, 2004

                        G. WILLI-FOOD INTERNATIONAL LTD.

                               3 NAHAL SNIR STREET
                               YAVNE 81224 ISRAEL

                                 PROXY STATEMENT

                                   ----------

     This proxy statement is furnished to shareholders in connection with the solicitation by the Board of Directors of G. Willi-Food International Ltd. (the "Company") of proxies to be voted at the Annual General Meeting of Shareholders (the "Meeting") of the Company to be held on August 4, 2004 at 2:00 p.m. (local time) at the offices of the Company, 3 Nahal Snir Street, Yavne 81224, Israel, and at any adjournment thereof. This proxy statement and the proxies solicited hereby are first being sent or delivered to shareholders on or about July 9, 2004.

                               GENERAL INFORMATION

     All Ordinary Shares of the Company, nominal value NIS 0.1 per share (the "Ordinary Shares"), represented at the Meeting by properly executed proxies received by the Company at its offices or the offices of the Company's transfer agent by 2:00 p.m. (New York City time) at least 48 hours prior to the Meeting and which are not revoked will be voted at the Meeting in accordance with the instructions contained therein. If the person executing or revoking a proxy does so under a power of attorney or other authorization, including authorization by a corporation's Board of Directors or shareholders, the Company must receive the original or a duly certified copy of the power of attorney or other authorization. A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting or by executing a later proxy, provided that such later proxy is received within the above-referenced time period, or by submitting a written notice of revocation to the Secretary of the Company at the Company's offices at least one hour prior to the Meeting. If the proxy is signed properly by the shareholder and is not revoked, it will be voted at the Meeting. If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification. Otherwise, the proxy will be voted in favor of each of the matters described herein.

     The presence of two or more shareholders in person or by proxy representing not less then 40% of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum for the transaction of business at the Meeting. Under the Company's Articles of Association, if a quorum is not present within one-half hour of the commencement time of the Meeting, the Meeting will be adjourned automatically for one week at the same time and place, or any time and place as the directors may designate and state in a notice to the shareholders. If, within one-half hour after the adjourned Meeting is reconvened, a quorum of two or more shareholders representing at least 40% of the outstanding Ordinary Shares entitled to vote is not present, then the presence of only two shareholders (irrespective of the number of Ordinary Shares they own) will be sufficient to constitute a quorum for all matters to be considered at the Meeting.

     The adoption of resolutions 1 to 4 as described hereinabove is subject to a simple majority of the Company's shareholders attending and voting at the Meeting.

     The adoption of resolution 5 (the election of an External Director) requires a simple majority of the Company's shareholders attending and voting at the Meeting, which majority is to include at least one-third of the votes of shareholders who are not considered to be Controlling Shareholders and who vote thereon. A "Controlling Shareholder" is defined in the Israeli Companies Law - 1999 ("Companies Law") as a shareholder with the ability to control the actions of a company, other than by virtue of his authority as a director and/or office holder of the company. A shareholder holding 50% or more of the shares of a company is presumed to be a "Controlling Shareholder" therein. Alternatively, the votes against the election of such External Director shall not be more than 1% of the total voting rights of the Company.

     Only shareholders of record at the close of business on July 7, 2004 (the "Record Date") are entitled to notice of, to attend and to vote at the Meeting. At the close of business on the Record Date, 4,307,500 Ordinary Shares were outstanding and eligible for voting at the Meeting. Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

     Copies of the Company's audited financial statements for the fiscal year ended December 31, 2003 together with the report of the auditors thereon and the complete copy of the proposed resolutions will be available at the Meeting as well as each day between July 24, 2004 until July 31, 2004, between the hours 9:00 a.m. - 5:00 p.m. at the Company's offices in 3 Nahal Snir Street, Yavne 81224 Israel.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth, as of June 30, 2004, the number of Ordinary Shares beneficially owned by (i) each shareholder known to the Company to own more than 10% of the Ordinary Shares and (ii) all directors and officers as a group:


                                                            NUMBER OF               PERCENTAGE OF
                                                         ORDINARY SHARES               ORDINARY
NAME AND ADDRESS                                       BENEFICIALLY OWNED               SHARES
Willifood Investments Ltd. (1)                            3,368,210(3)                  78.19%
Joseph Williger (1)                                       3,391,581(2)(3)(4)            78.74%
Zvi Williger (1)                                          3,383,210(2)(3)(4)            78.54%
All directors and officers as a group (4 persons)         3,406,581(2)(3)(4)            79.08%
BMI Capital Corporation (5)                                 460,275(5)                  10.69%



(1) Willifood Investments Ltd.'s securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willifood Investments Ltd. are situated at 3 Nahal Snir St., Northern Industrial Zone, Yavne, 81224 Israel. The business address of each of Messrs. Joseph and Zvi Williger is c/o the Company, 3 Nahal Snir St., Northern Industrial Zone, Yavne, 81224 Israel.

(2) Includes 3,368,210 Ordinary Shares owned by Willifood Investments Ltd. Messrs. Zvi and Joseph Williger serve as directors and executive officers of Willifood Investments Ltd. and of the Company. Under Israeli law, Mr. Zvi Williger is deemed to be the controlling shareholder of Willifood Investments Ltd. and has the ability to control the Company's management and policies, including matters requiring shareholders approval such as election of directors. Under Israeli law, Mr. Joseph Williger, who owns approximately 20% of the Ordinary Shares of Willifood Investments Ltd., is not deemed to be a group with Mr. Zvi Williger or a controlling shareholder of the Company.

(3) In connection with Willifood Investments Ltd.'s second public offering on the Tel Aviv Stock Exchange in October 1997, 1,700,000 of the Ordinary Shares of the Company held by Willifood Investments Ltd. have been pledged in favor of The Trust Company of the Invested Bank (Israel) as collateral to secure Willifood Investments Ltd.'s obligations and indebtedness to holders of its approximately 10.4 million debentures, which are publicly traded on the Tel Aviv Stock Exchange. These debentures had an aggregate principal amount of NIS 12.2 million (approximately USD 2.8 million) at December 31, 2003.

(4) Includes 30,000 Ordinary Shares issued upon the exercise of options on April 2004, by each of Messrs. Joseph (15,000) and Zvi (15,000) Williger.

(5) On January 21, 2004, BMI Capital Corporation of 570 Lexington Ave. NY, USA, 10022 filed a statement on Form 13G that disclosed that it owned 460,275 Ordinary Shares of the Company.

     All of the shareholders of the Company have the same number of votes for each Ordinary Share held. Of the Ordinary Shares outstanding, the Company believes that approximately 10.23% (440,644 Ordinary Shares) are held in the United States of America by approximately 17 holders of record as of June 30, 2004.

                        PROPOSAL NO. 1 TO ELECT DIRECTORS

     The Board of Directors has proposed that the following persons, all of whom are incumbent directors, are to be elected as directors to serve in such office until the next Annual General Meeting of shareholders, and until their respective successors have been duly elected: (i) Joseph Williger, (ii) Zvi Williger and (iii) Rachel Bar-Ilan. Such nominees are to serve together with Mr. Shai Bazak, who serves as an External Director (see below) of the Company. Unless authority to do so is withheld, it is intended that proxies solicited by the Board of Directors will be voted for the election of the persons nominated. If any nominee is unable or unwilling to serve, which the Board of Directors does not anticipate, the persons named in the proxy will vote for another person in accordance with their best judgment.

        THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR
                                PROPOSAL NO. 1.

     The following information is supplied by the Board of Directors of the Company with respect to each person nominated and recommended to be elected as director, based upon the records of the Company and information furnished to it by the nominee.

     JOSEPH WILLIGER, age 47, has served as the Chief Executive Officer (or general manager) and a Director of the Company since its inception in January 1994. Prior to January 1997, Mr. Williger provided management services to the Company through Titanic Foods Ltd., a company he owns ("Titanic") and of which he has served as Director since April 1990. He has also served as a director of the Company's subsidiaries, Willi-Food Frozen Products Ltd. ("Willi Frozen"), W.F.D. Ltd. ("W.F.D.") and Gold - Frost Ltd. ("Gold - Frost"), since September 1996, November 1996 and April 2001, respectively. Mr. Williger has also served as a director and as chairman of the Board of Willifood Investments, the controlling shareholder of the Company, since December 1992 and June 1994, respectively. From March 1992 until May 1993, Mr. Williger served as a joint manager of Williger Ltd., an Israeli public company involved at the time in the food business, and of D.S.P. Limited, an Israeli company that imports, markets and distributes food products in Israel. Mr. Williger received his academic education in economics from Bar Ilan University in Israel in 1983. Mr. Williger is the brother of Zvi Williger, Chief Operating Officer and Chairman of the Board of Directors of the Company.

     ZVI WILLIGER, age 49, has served as the Chief Operating Officer and Chairman of the Company since January 1997, and from inception of the Company to January 1997 as a Director and Manager of Marketing Development of the Company. Prior thereto, he provided management services to the Company through Zvi Israel and Co. Limited, a company he owns. Mr. Williger has also served as a director of the Company's subsidiaries, Willi Frozen, W.F.D. and Gold Frost, since September 1996, November 1996 and April 2001, respectively. Mr. Williger has also served as a director of Willifood Investments since December 1992. From March 1992 to March 1993, Mr. Williger served as a joint manager of Williger Ltd. and D.S.P. Limited. Mr. Williger attended Fresno University in California. Zvi Williger is the brother of Joseph Williger, Chief Executive Officer and a director of the Company.

     RACHEL BAR-ILAN, age 46, has served as Director of the Company since May 2001. Since 1999, Ms. Bar-Ilan managed the marketing and application of medical laboratory instrumentation in medical laboratories of Medtechnica, a company publicly traded on the Tel Aviv Stock Exchange. From 1994 to 1999, Ms. Bar-Ilan worked for Egentec Ltd., where she was in charge of the marketing and application of medical instrumentation in the chemical field. Ms. Bar Ilan received her degree in Medical Science (MSc) from the Technion - Israel Institute of Technology in Haifa, Israel.

                                EXECUTIVE OFFICER

     GIL HOCHBOIM, age 34, has served as Chief Financial Officer of the Company since August 2000. Mr. Hochboim also provides the Company's principle shareholder, Willifood Investments Ltd., with certain financial services. Between April 1995 and February 1998, Mr. Hochboim served as Deputy Comptroller of Dan Hotels Corp. Ltd. and between March 1998 and August 2000 he served as deputy manager of Ha'menia Goods Transport Corp. Ltd. Mr. Hochboim is a certified public accountant (Israel). He received his BA in Accounting and Business Management from the College of Management, Tel-Aviv, Israel.

                              CORPORATE GOVERNANCE

TERMS OF OFFICE

     Directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors (who are not External Directors) are appointed by the Board of Directors, and their appointment is later ratified at the first meeting of the shareholders thereafter. Except for External Directors (as discussed below), directors serve until the next annual general meeting.

ALTERNATE DIRECTORS

     The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director. Under the Companies Law which, effective as of February 1, 2000, replaced the Companies Ordinance (New Version), 1983 (other than certain specific sections thereof), the directors of the Company can not appoint an incumbent director or an incumbent alternate director as an alternate director. The term of appointment of an alternate director may be for a specified period, or until notice is given of the termination of the specified period or of the appointment. To the Company's knowledge, no director currently intends to appoint any other person as an alternate director, except if the director is unable to attend a meeting of the Board.

AUDIT COMMITTEE

     NASDAQ REQUIREMENTS

     The Company's Ordinary Shares are listed for quotation on the Nasdaq Small Cap Market and we are subject to the rules of the Nasdaq SmallCap Market applicable to listed companies. Under the current Nasdaq rules, applicable to the Company in July 2005, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Rachel Bar-Ilan and Shai Bazak qualify as independent directors under the current Nasdaq requirements, and are members of the Audit Committee. L. Marc Zell served as a third independent director until May 2004. In August 4, 2004, at the Meeting, the shareholders will be asked to appoint David Weiss as an independent director to the Board of Directors and to the Audit Committee. The Company is a "Controlled Company" within the meaning of the Nasdaq rules since more than 50% of its voting power is held by Willifood Investments Ltd. As a Controlled Company, the Company is exempt from certain Nasdaq independence requirements such as the requirement that a majority of the Board of Directors be independent and the rules relating to independence of directors approving nominations and executive compensation.

     The Audit Committee of the Board of Directors assists the board in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors. The Audit Committee also has the authority and responsibility to oversee our independent auditors, to recommend for shareholder approval the appointment and, where appropriate, replacement of our independent auditors and to pre-approve audit engagement fees and all permitted non-audit services and fees.

EXTERNAL DIRECTORS UNDER ISRAELI LAWS

     Under the Companies Law, Israeli companies whose securities are publicly traded are required to appoint at least two External Directors (the "External Directors") elected at a general meeting of a company's shareholders by a prescribed majority intended to allow non-affiliates to influence such election. The election of an External Director requires either a simple majority of a company's shareholders attending and voting at the General Meeting, which majority includes at least one-third of the Non-Controlling Shareholders present and voting or that the votes against any External Director are less than 1% of the total voting rights in the Company. A "Controlling Shareholder" is defined in the Companies Law as a shareholder with the ability to control the actions of the company, whether by majority ownership or otherwise, and for the purpose of transactions with related parties, it may include a shareholder who holds at least 25% of the voting rights in the Company, provided that there is no other person who holds shares that have 50% or more of the voting rights in the Company.

     Under the Companies Regulations (Relief for Public Companies whose Shares are Registered for Trade Outside of Israel) 5760 - 2000 (the "Relief Regulations"), the board of directors of a public company whose shares are registered for trade outside of Israel (hereinafter a "Foreign Traded Company") may resolve that a director who has been appointed before the effectiveness of the Companies Law and who complies with certain standards of independence shall act as External Director of the company.

     The Companies Law details certain standards for the independence of External Directors. They must be unaffiliated with the company on whose board they serve and such company's principals. According to the Companies Law, the External Directors must be residents of Israel; however according to the Relief Regulations, such requirement does not apply to a Foreign Traded company. If all members of the board of directors of a company are of the same sex, such company must appoint at least one External Director of the opposite sex. The External Directors are entitled to obtain all information relating to such company's management and assets and to receive assistance, in special cases, from outside experts at the expense of the company. The law imposes an obligation on these directors to act to convene a meeting of a company's board of directors upon becoming aware of matters that suggest infringements of law, neglect of good business practice or conduct by an Office Holder which may result in a breach of duty of such Office Holder. An "Office Holder" is defined in the Companies Law as a director, managing director, chief business manager, executive vice president, vice president, other manager directly subordinate to the managing director and any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title.

     An External Director shall be appointed for a period of three consecutive years and may be re-appointed for one additional three-year period only. Under the Companies Law, any committee of the board of directors to which the board of directors has delegated its powers in whole or in part, must include at least one External Director, and the audit committee must include all the External Directors.

     On May 5, 2001 the Company's Board of Directors resolved, in accordance with the Relief Regulations, that Messrs. Doron Rubin and L. Mark Zell shall act as External Directors of the Company from that date for a three-year period. As of August 2002 Mr. Doron Rubin no longer served as director of the Company. The Company appointed Mr. Shai Bazak as an External Director in July 2003. In May 2004, Mr. L. Marc Zell terminated his office.

     The following information is supplied by the Board of Directors of the Company with respect to the persons that were appointed as External Directors, based upon the records of the Company and information furnished to it by the External Directors.

     SHAI BAZAK, age 36, has served as an external director since August 2003 and carries an MA Public Administration. He is a director manager of C.P.M. Israel Investment Company Ltd., an investment company. From 1998 through 2000 he served as the Consul General of Israel to Florida and Puerto Rico. From 1996 through 1998 he was spokesperson and media affairs advisor to the Prime Minister of Israel, Mr. Benjamin Netanyahu. From 1994 through 1996 he was the spokesperson and media advisor to the Likud party chairman.

     L. MARC ZELL, age 51, has served as Director of the Company since June 1996 and as an External Director since May 2001. Mr. Zell has been a member of the Washington D.C. law firm of Feith & Zell, P.C., and its Israeli offices of Zell, Goldberg & Co. since 1999. From 1991 to 1999, Mr. Zell was a member of the law firm of Balter, Got Aloni & Co. Since 1991, he has served as special counsel to the Government of the United States, and as special counsel to the International Monetary Fund on East Jerusalem. Mr. Zell received his BA in Germanic Languages and Literature from Princeton University and his Juris Doctor from the University of Maryland School of Law. Mr. Zell terminated his office in May 2004.

     Under the Companies Law, Israeli companies whose securities are publicly traded are also required to appoint an internal auditor, in accordance with the proposal of the Audit Committee. The role of the internal controller is to examine, INTER ALIA, whether the Company's actions comply with the law, integrity and orderly business procedures. In November 1997, the Board of Directors of the Company, in accordance with the proposal of the Company's Audit Committee, appointed Mr. Joshua Freund as internal auditor of the Company.

APPROVAL OF CERTAIN TRANSACTIONS UNDER THE COMPANIES LAW

     In accordance with the Companies Law and the Company's Articles of Association, the Company has agreed to indemnify and insure its directors and senior officers against certain liabilities which they may incur in connection with the performance of their duties. Under the terms of such indemnification provisions, the company may, to the extent permitted by law, indemnify an Office Holder for legal expenses incurred by him in connection with such indemnification.

     The Companies Law requires disclosure by an Office Holder or by the Controlling Shareholders of the Company to the Company in the event that an Office Holder has a direct or indirect personal interest in transactions to which the company intends to be a party.

     The Companies Law requires that certain transactions, actions and arrangements be approved, in certain cases, by the audit committee of a company's Board of Directors, whose members meet certain criteria of independence as defined in the Companies Law and by the Board of Directors itself. In certain circumstances, approval of the General Meeting of the Company's Shareholders is also required. All of the External Directors must serve on the audit committee. The vote required by the audit committee and the Board of Directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

                MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The Company's Board of Directors held four meetings during the year ended December 31, 2003. Each of the directors attended, in person, 100% of the meetings of the Board of Directors.

     In July 1996 the Board of Directors established an Audit Committee. The Audit Committee currently consists of two members: Rachel Bar-Ilan and Shai Bazak. The Company intends to appoint Mr. David Weiss as a member of the Audit Committee and as an "audit committee financial expert" as defined by the rules and regulations of the U.S. Securities and Exchange Commission. The Audit Committee held four meeting during the year ended December 31, 2003.

     Approval by the audit committee and/or the board is required for such matters as: (i) certain transactions to which the company intends to be a party and in which an Office Holder, a controlling shareholder and/or certain other parties (including affiliates of the aforementioned) have a direct or indirect personal interest, (ii) actions or arrangements which could otherwise be deemed to constitute a breach by an Office Holder of his or her fiduciary duty to the company, (iii) arrangements with directors as to the term of their service, (iv) indemnification and/or insurance of Office Holders and/or holding such Office Holders harmless, and (v) certain transactions defined in the Companies Law as extraordinary transactions (a transaction which is not in the ordinary course of business or is not at market conditions, or a transaction which is likely to have a material impact on the profitability, property or obligations of the company).

     Arrangements with directors regarding their service (including their indemnification and/or insurance), extraordinary transactions between a public company and controlling shareholders, a private placement to a principal shareholder (a holder of 5% or more of a company's issued share capital or voting rights) or due to which a shareholder will become a principal shareholder and, in certain circumstances, the matters enumerated above, may also require the Audit Committee and/or the Board shareholder approval.

     Directors with respect to whom the foregoing matters are brought for Board or Audit Committee approval are not entitled to be present during discussions of, nor to participate in the vote for approval of, such matters at Board and/or Audit Committee meetings, unless a majority of Audit Committee or Board members, as the case may be, have a personal interest in such matter or the matter involves non-extraordinary transactions between the company and either a Director or a third party in which a Director has a personal interest. The Companies Law further provides that in the event that a majority of board members have a personal interest in such a matter, it also requires shareholder approval.

       PROPOSAL NO. 2 TO APPROVE COMPENSATION FOR NON-EXECUTIVE DIRECTORS

     At the Meeting, the shareholders will be asked to approve compensation to non-executive directors (other than External Directors) for the two fiscal years ending December 31, 2004 and December 31, 2005. The executive directors - Zvi Williger and Joseph Williger. During the fiscal year ended December 31, 2003, the Company has paid and obliged itself to pay compensation to its non-executive directors in the aggregate amount of NIS 55,906. The amounts paid to each non-executive director is equal to the fixed amounts, per meeting and annually, as such amounts are defined and determined in the Companies Regulations (Rules on Amount of Remuneration and Refund of Expenses to External Directors) 5760 - 2000 (the "Fixed Amounts"). The compensation to be approved to be paid to each non-executive directors for the two fiscal years ending December 31, 2004 and December 31, 2005, shall be equal to the Fixed Amounts. The amounts of compensation to be approved pursuant to this proposal, have been approved by the Company's Audit Committee and by the Board of Directors.

        THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR
                                PROPOSAL NO. 2.


                 INTERESTS OF MANAGEMENT IN CERTAIN TRANSACTIONS

ALLOCATION OF MANAGEMENT TIME AND INTERESTS

     As of April 1, 1997, the Company and Willifood Investments Ltd. entered into an agreement pertaining to the allocation of corporate opportunities which may arise from time to time. The agreement provides that Willifood Investments will make available and provide a right of first refusal to the Company with regard to any corporate opportunity offered to Willifood Investments Ltd. which relates to the food business.

     On March 31, 2003, the Board of Directors of the Company authorized Willifood Investments Ltd. to participate in an import license lottery, provided that Willifood Investments Ltd. agrees that if it wins an import license it will: (i) coordinate with the Company the items of merchandise to be imported using the import license; (ii) in consideration for the transfer of the merchandise that is imported using the import license, the Company will sell the merchandise, retaining 20% of the selling price for itself and transferring the balance, if any, to Willifood Investments Ltd. In 2003, the amount retained by the Company pursuant to this arrangement was NIS 4.2 thousand (USD 1.0 thousand). The Board of Directors of the Company determent that the said arrangement is not an extraordinary transaction.

     Mr. Joseph Williger serves as the chairman of the Board of Directors of Willifood Investments Ltd. and Mr. Zvi Williger serves as a director and a general manager of Willifood Investments Ltd. Messrs. Joseph and Zvi Williger own, through companies under their control, approximately 20% and 45% of Willifood Investments Ltd., respectively. Willifood Investments Ltd. is the controlling shareholder of the Company (see "Security Ownership of Certain Beneficial Owners").

MANAGEMENT SERVICE AGREEMENTS

     As of June 1, 1998, the Company entered into certain management services agreements with certain companies controlled by each of Messrs. Joseph and Zvi Williger, respectively (collectively, the "Williger Companies"), pursuant to which Messrs. Joseph and Zvi Williger are to provide management services on behalf of the Williger Companies to the Company (the "Management Services Agreements").

     The Management Services Agreements were for a period of four years commencing on June 1, 1998 (the "Management Services Period"), were automatically renewed on June 1, 2002 for two years and were automatically renewed for an additional period of two years in June 2004. The Company had the ability to terminate the Management Services Agreements only upon 6 months notice prior to the end of the Management Services Period or any extension thereof, as the case may be. In the event the Company would have terminated any of the Management Services Agreements prior to the expiration of the Management Services Period or any extension thereof, for any reason whatsoever, it would have been obligated to pay all amounts due under the respective Management Services Agreements through the expiration of the Management Services Period or any extension thereof, as the case may be.

     Each of the Management Services Agreements provides for monthly services fees equal to USD 24,500 (excluding VAT) and an annual bonus at a rate of 3% of the Company's pre-tax annual profits, if such profits are equal to or less than NIS 3.0 million (approximately USD 0.68 million), or at a rate of 5% if such profits exceed such level. In the year ended December 31, 2003, the Company paid an amount of NIS 3.8 million (approximately USD 0.87 million) pursuant to the Management Services Agreements. The Management Services Agreements further provide that benefits in general, including the social benefits of Messrs. Joseph or Zvi Williger, and income tax payments, national insurance payments and other payments due by employees in respect of their employment, are to be paid for at the sole expense of the Williger Companies. The Williger Companies have undertaken to indemnify the Company with respect to any claims against the Company with respect to employer/employee relations. In addition, each of the Management Services Agreements includes confidentiality and non-competition provisions for the duration of the Management Services Period.

     In August 2000, the Company entered into an employment agreement with Mr. Gil Hochboim, pursuant to which Mr. Hochboim has agreed to serve as the Chief Financial Officer of the Company. The agreement provides for a monthly salary of NIS 22,000 (approximately USD 5,000). In addition to this salary, Mr. Hochboim also receives the benefits customarily provided by the Company to its senior employees, including the use of a vehicle.

SERVICES TO WILLIFOOD INVESTMENTS LTD.

     The Company has been providing certain services to Willifood Investments Ltd. on an on-going basis since the Company's commencement of operations, including office space and certain management, financial and administrative services. On April 1, 1997, the Company entered into a service agreement with Willifood Investments, which become effective as of May 19, 1997, the effective date of the Company's initial public offering. Pursuant to this agreement, Willifood Investments Ltd. is entitled to manage its operations from the Company's executive offices in Yavne, including use of office facilities.

     The Company also agreed to provide Willifood Investments Ltd. with accounting and secretarial services. In consideration for the use of the Company's facilities and such other services, Willifood Investments Ltd. agreed to pay the Company a monthly fee equal to NIS 5,287 (USD 1,207), plus VAT. This fee is payable quarterly and is linked to the Israeli CPI. The agreement is for an unlimited term, mutually terminable upon three months prior notice. The Company believes that the fees for these services and the terms of such agreement are no less favorable to it than could be obtained from an unaffiliated third party.

GUARANTEES AND PLEDGES

     The Company guarantees, without limitation as to amount and for an unlimited period of time, 50% of the obligations of its wholly-owned subsidiary, Willi Frozen, both to Bank Leumi Le'Israel Ltd. and to the United Mizrahi Bank Ltd. As of December 31, 2003, Willi Frozen (previously Fanny Food Importing and Distribution (1996) Limited) had no obligations to such banks.

     The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its wholly-owned subsidiary, W.F.D., to the United Mizrahi Bank Ltd. As of December 31, 2003, W.F.D. had no obligations to United Mizrahi Bank Ltd.

     The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its wholly-owned subsidiary, Gold Frost, both to bank Leumi Le'Israel Ltd. and to the United Mizrahi Bank Ltd. As of December 31, 2003, Gold Frost had no obligations to such banks.

     Pursuant to a debenture issued to each of Bank Le'umi Le'Israel, Bank Mizrahi Ltd. and Bank Hapoalim Ltd., the Company has pledged all of its assets (including its outstanding share capital and good will of the Company) in favor of such banks to secure its obligations or those obligations incurred by the Company jointly with third parties, including obligations with respect to letters of credit with the Company's suppliers. Bank Le'umi Le'Israel, Bank Mizrahi Ltd. and Bank Hapoalim Ltd. have agreed among them that the pledges subject to such debentures shall rank PARI PASSU.

FACILITIES

     The Company's principal executive offices are situated at a leased facility in the northern industrial zone of Yavne, at 3 Nahal Snir St., Israel, 35 km south of Tel-Aviv. These premises serve as the Company's logistic center for warehousing and distribution of food products. The Yavne facility is leased by the Company from Titanic Food Ltd., a private Israeli company controlled by Messrs. Joseph Williger, the Company's Chief Executive Officer and a director, and Zvi Williger, the Company's Chief Operating Officer and Chairman of the Board. The lease, which was for a period of two years expiring on January 14, 2001, was extended twice, for an additional period of two years, until January 14, 2005. The Company has the option to extend this lease for another two-year period, until January 14, 2007, with a concomitant increase in rental fees for each of such additional period. This facility, a four-story building plus a basement, consists of approximately 5,387 square meters (approximately 48,500 square feet). The monthly rental fee (excluding VAT) for this facility is approximately USD 34,178. The rent is payable in advance on a quarterly basis. The Company believes that the terms of the above mentioned lease are no less favorable to it than could be obtained from an unaffiliated third party

     The Board of Directors and the Audit Committee of the Board of Directors of the Company approved on March 29, 2004 an engagement with Titanic Food Ltd. regarding an eight-year lease, divided into two terms of four years each, plus two option terms of four years each on an alternative facility. According to this agreement, the Company will rent a facility from Titanic Food Ltd., which will replace the present leased facility and the need for the warehouse in Ashdod. Titanic Food Ltd. purchased an adjacent lot recently and it intends to build a one level building of approximately 6,000 square meters (approximately 54,000 square feet) with a ceiling height of 9-10 meters, which will suit the Company's presently foreseeable needs. The monthly rent costs for the first term is USD 6.66 per square meter (approximately USD 39,660), which will increase by 5% in the second four-year term and any option term thereafter. The above-mentioned monthly rent will be lower than present renting costs of the facility in Yavne plus the charges of the free warehouse in Ashdod seaport that the Company utilizes now.

                PROPOSAL NO. 3 TO RE-APPOINT INDEPENDENT AUDITORS

     At the Meeting, the shareholders will be asked to reappoint Deloitte & Touche - Brightman, Almagor & Co. CPA (ISR), Independent Accountants, ("Almagor") as independent auditors of the Company to serve until the annual general meeting of the Company's shareholders for the year 2004, and to authorize the Audit Committee of the Board of Directors to determine their remuneration. A representative of Almagor will attend the Meeting and will respond to appropriate questions. Almagor served as the Company's independent auditors for the year ended December 31, 2003.

        THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR
                                PROPOSAL NO. 3.

    PROPOSAL NO. 4 TO RECEIVE AND CONSIDER FINANCIAL STATEMENTS, AUDITORS AND
                               DIRECTORS' REPORTS

The Company will distribute at the Meeting the Financial Statements and the Directors' Report for the fiscal year ended December 31, 2003, and present the Company shareholders with certain highlights thereof.

It is proposed to resolve that the Auditors' report, the Financial Statements and the Directors' Report for the fiscal year 2003 have been presented, received and considered by the Meeting.

        THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR
                                PROPOSAL NO. 4.

       PROPOSAL NO. 5 TO NOMINATE MR. DAVID WEISS AS AN EXTERNAL DIRECTOR

The Board of Directors has proposed that the Mr. David Weiss be elected as an external director, as a member of the Audit Committee and an "audit committee financial expert" as defined by the rules and regulations of the U.S. Securities and Exchange Commission, to serve in such office for a period of three consecutive years.

     Mr. David Weiss, age 59, is a Certified Internal Auditor from the Institute of Internal Auditors (New York) and has served as the General Manager of Retail Initiation Forum Ltd. since 2002, and also as an external director and chairman of the Audit Committee of Kish Air Conditioning Ltd - an Israeli Company traded on the Tel Aviv Stock Exchange. From 1989 through 2002, he served as vice president of administration for Club Market Marketing Chains Ltd., a large Israeli supermarket chain. Between 1981 and 1989 he served as deputy internal auditor at Solel Bone Ltd., an Israeli construction company, and between 1970 and 1981 he served in the Israeli port authorities as an internal auditor. Mr. Weiss has also served in the past as a director of Co-Op Tzafon, New-Farm Ltd., Hamashbir Mazon Ltd., Hamashbir Latcharcan Ltd. and April Ltd., Israeli companies engaged in selling food, cloths and pharmaceuticals to the end-user. Mr. Weiss received his BA in Accounting from Haifa University, Israel.

        THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR
                                PROPOSAL NO. 5.



                          INFORMATION ABOUT THE COMPANY

     Copies of the Company's audited financial statements for the fiscal year ended December 31, 2003 together with the report of the auditors thereon and the complete copy of the proposed resolutions shall be available for public inspection each day between July 24, 2004 until July 31, 2004, between the hours 9:00 a.m. - 5:00 p.m. at the Company's offices in 3 Nahal Snir Street, Yavne 81224 Israel.

     A copy of the Company's Financial Statements for the year ended December 31, 2003 together with the report of the auditors thereon, will be available upon request by writing to Mr. Gil Hochboim, G. Willi-Food International Ltd., 3 Nahal Snir Street, Yavne 81224 Israel.

                                  OTHER MATTERS

     The Board of Directors knows of no other matters to come before the meeting other than the matters referred to in the Notice of Meeting of Shareholders. However, if any other matters which are not now known to the Board should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

Dated: July 7, 2004               By Order of the Board of Directors


                                       JOSEPH WILLIGER, CHIEF EXECUTIVE OFFICER